Atlassian Co-CEOs Adopt New 10b5-1 Trading Plans
SAN FRANCISCO (May 25, 2017) - Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced that Scott Farquhar and Mike Cannon-Brookes, co-CEOs, co-founders and directors of Atlassian, each adopted a new stock trading plan in February 2017 in accordance with guidelines specified under Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended, and the policies of Atlassian regarding stock transactions.
These pre-arranged trading plans were adopted in order to allow Messrs. Farquhar and Cannon-Brookes to sell a portion of their Atlassian stock over time as part of their long-term strategies for individual asset diversification and liquidity. Using these new trading plans, they will diversify their investment portfolios and spread stock trades out over a period of a year from the time their current trading plans expire in June 2017 to reduce market impact on any given day. All sales of shares under Messrs. Farquhar’s and Cannon-Brookes’ trading plans are subject to volume limitations, pursuant to Rule 144, which limits the amount of shares that can be sold in any three-month period.
In the aggregate, Messrs. Farquhar and Cannon-Brookes currently hold approximately 133.78 million Class B ordinary shares and 525,556 Class A ordinary shares, which represent approximately 58.95% of Atlassian’s outstanding Class A and Class B ordinary shares, taken together, and approximately 92.59% of the voting power. Under the terms of the new trading plans, Messrs. Farquhar and Cannon-Brookes each intends to sell up to approximately 2.64 million Class B ordinary shares (with such shares converting into Class A ordinary shares prior to sale). If Messrs. Farquhar and Cannon-Brookes complete all the planned sales under their current and new trading plans, they would continue to collectively own approximately 128.87 million Class B ordinary shares, which would represent approximately 56.56% of Atlassian’s outstanding Class A and Class B ordinary shares, taken together, and approximately 91.97% of the voting power (assuming no other issuances, repurchases, sales or conversions of Atlassian’s capital stock occur). Each Class B ordinary share is entitled to ten votes and each Class A ordinary share is entitled to one vote.
About Atlassian
Atlassian unleashes the potential in every team. Our collaboration software helps teams organize, discuss and complete shared work. Teams at more than 85,000 large and small organizations - including Citigroup, eBay, Coca-Cola, Visa, BMW and NASA - use Atlassian’s project tracking, content creation and sharing, real-time communication and service management products to work better together and deliver quality results on time. Learn more about products including JIRA Software, Confluence, HipChat, Trello, Bitbucket and JIRA Service Desk at https://atlassian.com.
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